UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November 2018

Commission File Number: 001-36581

Vascular Biogenics Ltd.

(Translation of registrant’s name into English)

8 HaSatat St

Modi’in

Israel 7178106

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ] No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXPLANATORY NOTE

Attached hereto and incorporated by reference herein is the registrant’s press release issued on November 20, 2018, announcing financial results for the third quarter ended September 30, 2018, unaudited condensed interim financial statements as of and for the three and nine months ended September 30, 2018, as well as an operating and financial review for the third quarter ended September 30, 2018. This Report of Foreign Private Issuer on Form 6-K shall be incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-207250 and 333-222138), filed with the Securities and Exchange Commission (the “SEC”) on October 2, 2015 and December 18, 2017, to the extent not superseded by information subsequently filed or furnished (to the extent the Company expressly states that it incorporates such furnished information by reference) by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VASCULAR BIOGENICS LTD.

Date: November 20, 2018	By:	/s/ Dror Harats
	Name:	Dror Harats
	Title:	Chief Executive Officer

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VBL Therapeutics Announces Third Quarter 2018 Financial Results

Conference Call and Webcast at 8:30am Eastern Time Today

TEL AVIV, ISRAEL, November 20, 2018 — VBL Therapeutics (Nasdaq: VBLT) today announced financial results for the third quarter ended September 30, 2018 and provided a corporate update.

“We continue the development of our novel anticancer drug VB-111, as we enroll and treat patients in the ongoing Phase 3 OVAL trial in platinum resistant ovarian cancer while exploring the opportunity to develop it in other indications,” said Dror Harats, M.D., Chief Executive Officer of VBL Therapeutics. “We are excited about the potential of our MOSPD2-targeting platform and are advancing two parallel programs exploring MOSPD2 as a therapeutic target in both oncology and inflammatory disease.”

“VBL is well capitalized with more than $53 million in cash and equivalents at September 30, 2018. We believe this will be sufficient to support our Phase 3 clinical trial for VB-111 for ovarian cancer, and advance our pipeline, including the VB-600 platform targeting MOSPD2, for at least the next three years,” concluded Dr. Harats.

Third Quarter and Recent Corporate Highlights:

●	Continued to treat patients in the ongoing Phase 3 OVAL trial, evaluating VB-111 in platinum-resistant ovarian cancer.

○	OVAL is evaluating VB-111 in combination with chemotherapy, without any change from the regimen which demonstrated overall survival (OS) benefit in the Phase 2 study for ovarian cancer.

○	An efficacy interim readout is expected to occur in the fourth quarter of 2019.

○	Data on the immune mechanism of VB-111 in platinum resistant ovarian cancer will be presented in March 2019 at the 50th Annual Meeting conference of the Society of Gynecologic Oncology (SGO) in Hawaii.

●	Presented new analysis from the Phase 3 GLOBE study of VB-111 in patients with recurrent glioblastoma at the 2018 Society for Neuro-Oncology (SNO) annual meeting.

●	VBL is developing two independent platforms of proprietary monoclonal antibodies targeting MOSPD2; one for inflammatory indications using classical antibodies, and a second, separate platform for oncology indications, based on bi-specific antibodies.

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●	Presented new data on the Company’s MOSPD2 oncology program:

○	In July 2018, a paper published in the International Journal of Cancer featured VBL data showing that MOSPD2 can play a major role in breast cancer cell migration and metastasis, and that targeting MOSPD2 may be a viable therapeutic strategy to prevent the spreading of breast cancer cells.

○	Previously, at the American Association for Cancer Research (AACR) 2018 annual meeting, the Company presented a late-breaking study demonstrating a novel bi-specific antibody that induces immune-cell mediated killing of cancer cells through binding to MOSPD2.

●	Presented new data on the Company’s MOSPD2 inflammatory disease program:

○	At the 34th Congress of the European Committee for Treatment and Research in Multiple Sclerosis (ECTRIMS), VBL presented data demonstrating that MOSPD2 is essential for the disease development and progression in the experimental autoimmune encephalomyelitis (EAE) model for multiple sclerosis. VBL’s proprietary monoclonal antibodies were successfully used both to prevent development, as well as to treat EAE once symptoms had appeared.

●	Published positive new data on Lecinoxoid drug candidates for the treatment of renal fibrosis in Basic and Clinical Pharmacology and Toxicology.

○	The paper published in Basic and Clinical Pharmacology and Toxicology describes the role of the Company’s lecinoxoid drug candidates, VB-201 and VB-703, in slowing the decline of kidney function in renal fibrosis.

○	Recently granted US patent provides patent protection for lecinoxoids treatment of liver and renal fibrosis until at least November 2035 and supports potential partnering opportunities.

●	Continued to strengthen the Company’s intellectual property portfolio - European Patent Office issued Patent No. 2908865, extending exclusive protection for VB-111 until October 2033, before any further potential extension. Similar VB-111 composition-of-matter patents have also been granted in the US, Japan, China and additional countries.

●	Strengthened the Board of Directors with the appointment of Dr. Shmuel (“Muli”) Ben Zvi, a well-known pharmaceutical executive in Israel and former senior manager at Teva Pharmaceuticals Industries Ltd.

Third quarter Ended September 30, 2018 Financial Results:

●	Revenues: Revenues related to the Company’s collaboration in Japan amounted to $0.1 million in the third quarter ended September 30, 2018.

●	Cash Position: Cash, cash equivalents and short-term bank deposits at September 30, 2018, were $53.7 million and working capital was $50.1 million. The Company estimates that, based on current projections, the current cash, cash equivalents and short-term bank deposits will be sufficient to fund operating expenses and capital expenditure requirements for more than 3 years and is expected to be sufficient to support the Company’s Phase 3 clinical trial for VB-111 for ovarian cancer, and to advance its pipeline, including the VB-600 platform targeting MOSPD2 during this period.

●	R&D Expenses: Research and development expenses for the quarter ended September 30, 2018, were approximately $4.1 million, compared to approximately $4.8 million in the comparable period in 2017.

●	G&A Expenses: General and administrative expenses for the quarter ended September 30, 2018 were $1.4 million, compared to $1.7 million for the comparable period in 2017.

●	Comprehensive Loss: The Company reported a comprehensive loss for third quarter ended September 30, 2018 of $5.4 million, or ($0.15) per share, compared to a net loss of $6.5 million, or ($0.24) per share in third quarter ended September 30, 2017.

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For further details on VBL’s financials, including the results for the nine month period ended September 30 2018, refer to Form 6-K filed with the S.E.C.

Conference Call:

Tuesday, November 20th @ 8:30am Eastern Time

US Domestic:	888-204-4368
International:	323-994-2082
Conference ID:	4933637
Webcast:	https://edge.media-server.com/m6/p/8msiqma9

About VBL

Vascular Biogenics Ltd., operating as VBL Therapeutics, is a clinical stage biopharmaceutical company focused on the discovery, development and commercialization of first-in-class treatments for cancer. The Company’s lead oncology product candidate, ofranergene obadenovec (VB-111), is a first-in-class, targeted anti-cancer gene-therapy agent that is positioned to treat a wide range of solid tumors. It is conveniently administered as an IV infusion once every two months. It has been observed to be well-tolerated in >300 cancer patients and demonstrated efficacy signals in an “all comers” Phase 1 trial as well as in three tumor-specific Phase 2 studies. Ofranergene obadenovec is currently being studied in a Phase 3 trial for platinum-resistant ovarian cancer.

Forward Looking Statements

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “look forward to”, “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions. These forward-looking statements include, but are not limited to, statements regarding our programs, including VB-111, lecioxoids and VB-600, including their clinical development, therapeutic potential and clinical results, our financial position and cash runway, and patent protection for our product candidates. These forward-looking statements are not promises or guarantees and involve substantial risks and uncertainties. Among the factors that could cause actual results to differ materially from those described or projected herein include uncertainties associated generally with research and development, clinical trials and related regulatory reviews and approvals, the risk that historical clinical trial results may not be predictive of future trial results, and that we may not realize the expected benefits of our intellectual property protection. A further list and description of these risks, uncertainties and other risks can be found in the Company’s regulatory filings with the U.S. Securities and Exchange Commission, including in our annual report on Form 20-F for the year ended December 31, 2017, and subsequent filings with the SEC. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. VBL Therapeutics undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

INVESTOR CONTACT:

Michael Rice

LifeSci Advisors

mrice@lifesciadvisors.com

(646) 597-6979

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VASCULAR BIOGENICS LTD.

CONDENSED INTERIM STATEMENTS OF FINANCIAL POSITION

(UNAUDITED)

	September 30, 2018	December 31, 2017
	U.S. dollars in thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents	$8,466	$6,694
Short-term bank deposits	45,252	48,035
Trade receivables	-	2,000
Other current assets	1,213	1,729

TOTAL CURRENT ASSETS	54,931	58,458

NON-CURRENT ASSETS:
Property and equipment, net	9,211	7,128
Long-term prepaid expenses	50	103

TOTAL NON-CURRENT ASSETS	9,261	7,231

TOTAL ASSETS	$64,192	$65,689

Liabilities and equity
CURRENT LIABILITIES-
Accounts payable:
Trade	$1,668	$3,058
Other	2,164	3,465
Deferred revenue	606	1,046
Lease liability	356	-

TOTAL CURRENT LIABILITIES	4,794	7,569

NON-CURRENT LIABILITIES-
Severance pay obligations, net	122	128
Deferred revenue	2,092	2,092
Lease liability	555	-

TOTAL NON-CURRENT LIABILITIES	2,769	2,220

TOTAL LIABILITIES	7,563	9,789

EQUITY:
Ordinary shares	73	57
Accumulated other comprehensive income	16	16
Additional paid in capital	233,409	221,055
Warrants	7,904	2,960
Accumulated deficit	(184,773)	(168,188)

TOTAL EQUITY	56,629	55,900

TOTAL LIABILITIES AND EQUITY	$64,192	$65,689

The accompanying notes are an integral part of the financial statements.

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VASCULAR BIOGENICS LTD.

CONDENSED INTERIM STATEMENTS OF COMPREHENSIVE LOSS

(UNAUDITED)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017
	U.S. dollars in thousands
REVENUES	$101	$-	$444	$-
COST OF REVENUES	(44)	-	(188)	-
GROSS PROFIT	57	-	256	-
RESEARCH AND DEVELOPMENT EXPENSES, net	$4,137	$4,753	$12,792	$12,106
MARKETING EXPENSES	151	-	575	-
GENERAL AND ADMINISTRATIVE EXPENSES	1,406	1,724	3,972	4,727
OPERATING LOSS	5,637	6,477	17,083	16,833
OTHER FINANCIAL (INCOME) EXPENSES	(387)	28	(640)	(430)
FINANCIAL EXPENSES	102	35	142	43
FINANCIAL INCOME, net	(285)	63	(498)	(387)
COMPREHENSIVE LOSS	$5,352	$6,540	$16,585	$16,446

LOSS PER ORDINARY SHARE	U.S. dollars

Basic and diluted	$0.15	$0.24	$0.52	$0.61

	Number of shares
WEIGHTED AVERAGE ORDINARY SHARES OUTSTANDING-
Basic and diluted	35,865,050	27,100,213	31,987,750	27,005,550

The accompanying notes are an integral part of the condensed financial statements.

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VASCULAR BIOGENICS LTD.

CONDENSED INTERIM STATEMENTS OF CHANGES IN EQUITY (CAPITAL DEFICIENCY)

(UNAUDITED)

	Number of ordinary shares	Ordinary shares	Accumulated other comprehensive income	Additional paid in capital	Warrants	Accumulated deficit	Total equity
	U.S. dollars in thousands
BALANCE AT JANUARY 1, 2017	26,902,285	$50	$40	$197,400	$2,960	$(158,050)	$42,400
CHANGES FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2017:
Comprehensive loss	-	-	-	-	-	(16,446)	(16,446)
Employee stock options exercised	181,747	-	-	401	-	-	401
Issuance of ordinary shares, net of issuance costs in the amount of $76 thousand	-	-	-	594	-	-	594
Share based payments to employees and non-employees services	-	-	-	3,094	-	-	3,094

BALANCE AT SEPTEMBER 30, 2017	27,084,032	$50	$40	$201,489	2,960	$(174,496)	$30,043

	Number of ordinary shares	Ordinary shares	Accumulated other comprehensive income	Additional paid in capital	Warrants	Accumulated deficit	Total equity
	U.S. dollars in thousands
BALANCE AT JANUARY 1, 2018	29,879,323	$57	$16	$221,055	$2,960	$(168,188)	$55,900
CHANGES DURING THE NINE MONTHS ENDED SEPTEMBER 30, 2018:
Comprehensive loss	-	-	-	-	-	(16,585)	(16,585)
Employee stock options exercised	97,042	-	-	34	-	-	34
Issuance of ordinary shares and warrants, net of issuance costs in an amount of $1,775 thousand	5,904,762	16	-	8,765	4,944	-	13,725
Share based payments to employees and non-employees services	-	-	-	3,555	-	-	3,555

BALANCE AT SEPTEMBER 30, 2018	35,881,127	$73	$16	$232,409	7,904	$(184,773)	$56,629

The accompanying notes are an integral part of the financial statements.

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VASCULAR BIOGENICS LTD.

CONDENSED INTERIM CASH FLOW STATEMENTS

(UNAUDITED)

	Nine Months Ended September 30,
	2018	2017
	U.S. dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Loss for the period	$(16,585)	$(16,446)
Adjustments required to reflect net cash used in operating activities (see Appendix A)	3,453	1,912
Interest received	464	277
Interest paid	(15)	-
Net cash used in operating activities	(12,683)	(14,257)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(2,173)	(3,978)
Maturity of short-term bank deposits	47,959	17,142
Investment in short-term bank deposits	(45,000)	-
Net cash generated from investing activities	786	13,164
CASH FLOWS FROM FINANCING ACTIVITIES:
Exercise of employees stock options	34	401
Issuance of ordinary shares and warrants, net	13,725	594
Net cash generated from financing activities	13,759	995
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,862	(98)
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	6,694	11,585
EXCHANGE GAINS (LOSSES) ON CASH AND CASH EQUIVALENTS	(90)	180
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	$8,466	$11,667
APPENDIX A:
Adjustments required to reflect net cash used in operating activities:
Depreciation	$828	$143
Interest income	(640)	(247)
Interest paid	15	-
Exchange gains (losses) on cash and cash equivalents	90	(180)
Net changes in severance pay obligations	(6)	8
Share based payments	3,555	3,094
	3,842	2,818
Changes in working capital:
Decrease in other current assets	516	310
Decrease in trade receivables	2,000	-
Decrease (increase) in long-term prepaid expenses	53	(121)
Decrease in accounts payable and accrued expenses:
Trade	(1,217)	(583)
Other	(1,301)	(512)
Decrease in deferred revenue	(440)	-
	(389)	(906)
	$3,453	$1,912

APPENDIX B:
Non cash activity-
Purchase of property and equipment in payables	911	1,123

The accompanying notes are an integral part of the condensed financial statements.

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VASCULAR BIOGENICS LTD.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 1 - GENERAL

Vascular Biogenics Ltd. (the “Company” or “VBL”) was incorporated in January 2000. The Company is a late-stage clinical biopharmaceutical company focused on the discovery, development and commercialization of first-in-class treatments for cancer. VBL has also developed a proprietary platform of small molecules, Lecinoxoids, for the treatment of chronic immune-related indications, and is also conducting a research program exploring the potential targeting of MOSPD2 for immuno-oncology anti-inflammatory applications.

VB-111 (ofranergene obadenovec), a Phase 3 drug candidate, is the Company’s lead product candidate in the Company’s cancer program. VB-201, a Phase 2-ready drug candidate, is the Company’s lead Lecinoxoid-based product candidate. The Company’s “VB-600 series” for targeting MOSPD2 is at pre-clinical stage.

In March 2018, the Company reported top-line results from its pivotal Phase 3 GLOBE study in patients with recurrent glioblastoma (rGBM). The study did not meet its pre-specified primary or secondary endpoints. Since then, the Company has been conducting an in-depth analysis in order to better understand the outcome of the study and the potential activity of VB-111 in recurrent GBM, including the possibility that regimen in the GLOBE trial may have impaired the activity of VB-111. The complete GLOBE data and the Company’s analyses were recently presented at the Society for Neuro-Oncology, or SNO annual meeting, in November 2018. Thorough analyses of the baseline risk factors of the Phase 2 and the Phase 3 treatment groups did not reveal any differences, which may explain the different trial outcomes. Change in treatment regimen with the lack of priming with VB-111 in the GLOBE trial is the only difference found between the two studies. Preclinical data show that treatment with VB-111 in combination with bevacizumab blocked the anti-tumor the effect of VB-111 compared to VB-111 monotherapy; these data strengthen the hypothesis that priming with VB-111 without bevacizumab may be critical for the immune and vascular-disruptive/anti-angiogenic mechanism of VB-111 in rGBM.

Unlike GLOBE, the OVAL Phase 3 study is evaluating VB-111 in combination with chemotherapy rather than Avastin, without any change from the regimen which demonstrated OS benefit in Phase 2 study for ovarian cancer.

Since its inception, the Company has incurred significant losses, and it expects to continue to incur significant expenses and losses for at least the next several years. As of September 30, 2018, the Company had an accumulated deficit of $184.8 million. The Company’s losses may fluctuate significantly from quarter to quarter and year to year, depending on the timing of its clinical trials, the receipt of payments under any future collaboration agreements it may enter into, and its expenditures on other research and development activities.

As of September 30, 2018, the Company had cash, cash equivalents and short-term bank deposits of $53.7 million. The Company may seek to raise more capital to pursue additional activities. The Company may seek these funds through a combination of private and public equity offerings, government grants, strategic collaborations and licensing arrangements. Additional financing may not be available when the Company needs it or may not be available on terms that are favorable to the Company.

NOTE 2 - BASIS OF PREPARATION

The Company’s condensed interim financial statements as of September 30, 2018 and for the three and nine months then ended (the “interim financial statements”) have been prepared in accordance with International Accounting Standard No. 34, “Interim Financial Reporting” (“IAS 34”). These interim financial statements, which are unaudited, do not include all disclosures necessary for a complete presentation of the Company’s financial position, results of operations, and cash flows. The condensed interim financial statements should be read in conjunction with the Company’s annual financial statements as of December 31, 2017 and for the year then ended, along with the accompanying notes, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB).” The results of operations for the three and nine months ended September 30, 2018 are not necessarily indicative of the results that may be expected for the entire fiscal year or for any other interim period.

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NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES

The accounting policies and calculation methods applied in the preparation of the interim financial statements are consistent with those applied in the preparation of the annual financial statements as of December 31, 2017 and for the year then ended, except as follows: (i) IFRS No. 9, “Financial Instruments,” which was effective from January 1, 2018, did not have a material effect on the Company’s financial statements; (ii) IFRS No. 16, “Leases,” which is not yet in effect and which the Company has not adopted early, was disclosed in the 2017 annual financial statements. The Company is currently evaluating the potential effect on its financial statements.

NOTE 4 - FINANCIAL RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

The Company’s activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest rate risk and price risk), credit risk and liquidity risk. The interim financial statements do not include all financial risk management information and disclosures required in the annual financial statements; therefore, they should be read in conjunction with the Company’s annual financial statements as of December 31, 2017. There have been no significant changes in the risk management policies since the year end.

NOTE 5 - SHAREHOLDERS’ EQUITY

a.	On June 25, 2018, the Company entered into securities purchase agreements related to the registered direct offering of an aggregate of 5,904,762 ordinary shares, NIS 0.01 nominal value, at a purchase price of $2.50 per share and accompanying short-term warrants to purchase up to 2,952,381 ordinary shares and long-term warrants to purchase up to 2,952,381 ordinary shares at an additional purchase price per warrant combination of $0.125. The combined offering price of each ordinary share and accompanying warrants is $2.625 per unit for aggregate gross proceeds of approximately $15.5 million. The ordinary shares and the warrants are immediately separable and were issued separately. The net proceeds from this offering, which closed on June 27, 2018 were $13.7 million after deducting the underwriting discounts and commissions and offering costs payable by the Company. The short-term and long-term warrants are exercisable immediately after issuance and will expire on January 6, 2020 and June 26, 2022, respectively at an exercise price of $2.51 and $3.00 per one ordinary share, respectively. The fair value of the separable warrants on the date of grant was computed using the Black-Scholes model. The underlying data used for computing the fair value of the short-term and long-term warrants are mainly as follows: ordinary share price based on the share’s price at the stock market on June 25, 2018: $2.40; expected volatility based on Company historical trade: 88.0% and 109%; risk-free interest rate: 2.279% and 2.715% (the risk-free interest rate is determined based on rates of return on maturity of unlinked treasury bonds with time to maturity that equals the average life of the warrants); expected dividend: zero; and expected life to exercise of 1.5 years and 4.0 years, respectively. The consideration was allocated between ordinary shares and warrants based on the ratio of the warrants’ fair value and the ordinary share price.

b.	During the first quarter ended March 31, 2018, the Board ratified a change in the vesting periods of the options granted to its employees and officers executed on November 2016 and March 2017. The options will vest by 4 years with 25% on the first year anniversary, and the remaining 75% at 1/12 of the options at the end of each quarter over the course of the last 3 years. This change resulted in a catch-up expense impact of approximately $600 thousand in the first quarter of 2018, which will wind down by the end of the year.

c.	In January 2018, the Company’s Board of Directors approved the grant of options to purchase 128,000 ordinary shares with an exercise price equal to $6.90 per share vesting over 4 years to its Directors, including 2 new Directors. The fair value of the options was $838 thousand and was computed using the Black-Scholes model. The underlying data used for computing the fair value of the options are mainly as follows: an exercise price equal to $6.90, expected volatility: 97%; risk-free interest rate: 2.46%; expected dividend: zero; and expected term: 11 years.

d.	In February 2018, the Board of Directors approved an increase of 1,402,395 Ordinary Shares to the number of shares available for issuance under the 2014 Plan.

e.

In August 2018, the Company’s Board of Directors approved the grant of options to purchase 30,000 ordinary shares with an exercise price equal to $1.78 per share vesting over 4 years to a new Director. The fair value of the options was $46 thousand and was computed using the Black-Scholes model. The underlying data used for computing the fair value of the options are mainly as follows: an exercise price equal to $1.78, expected volatility: 97%; risk-free interest rate: 2.46%; expected dividend: zero; and expected term: 11 years.

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NOTE 6 - REVENUE

In 2017, the Company signed a license and supply agreement. In determining the amounts to be recognized as revenue, the Company used its judgement in the following main issues:

Identifying the performance obligations in the agreement and determining whether the license provided is distinct - based on the Company’s analysis, the license is distinct as the licensee is able to benefit from the license on its own at its current stage (inter alia, due to sublicensing rights, rights and responsibility for development in the territory, etc.).

Allocation of the transaction price - the Company estimated the standalone selling prices of the services to be provided based on expected cost plus a margin and used the residual approach to estimate the standalone selling price of the license as the Company has not yet established a price for the license, and it has not previously been sold on a standalone basis.

Variable consideration consists of potential future milestone payments. The Company determined that all such variable consideration shall be allocated to the license (the satisfied performance obligation).

All revenue recognized during the nine months ended September 30, 2018 was related to amounts included in the contract liability balance at the beginning of the period and relates to the recognition of services revenue.

OPERATING AND FINANCIAL REVIEW

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the Company’s annual financial statements as of and for the year ended December 31, 2017 (included in our Annual Report of Foreign Private Issuer on Form 20-F for the year ended December 31, 2017) and their accompanying notes and the related notes and the other financial information included elsewhere in this Form 6-K. This discussion contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors. Our audited financial statements as of and for the year ended December 31, 2017 and our unaudited financial statements as of and for the nine months ended on September 30, 2018 (the “Period”) have been prepared in accordance with IFRS, as issued by the IASB. Unless stated otherwise, comparisons included herein are made to the nine months period ended on September 30, 2017 (the “Parallel Period”).

Overview

We are a clinical-stage biopharmaceutical company focused on the discovery, development and commercialization of first-in-class treatments for cancer. Our program is based on our proprietary Vascular Targeting System, or VTS, platform technology, which utilizes genetically targeted therapy to destroy newly formed, or angiogenic, blood vessels, and which we believe will allow us to develop product candidates for multiple oncology indications.

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Our lead product candidate, VB-111 (ofranergene obadenovec), is a gene-based biologic that we are developing for solid tumor indications, with an advanced ongoing program in ovarian cancer. We previously also evaluated VB-111 in a Phase 3 clinical trial, referred to as the GLOBE study, targeting recurrent glioblastoma (rGBM), an aggressive form of brain cancer. We have received orphan drug designation in both the United States and Europe for gliomas and an orphan designation for the treatment of ovarian cancer by the European Medicines Agency.

In March 2018, we announced top-line results from the GLOBE study, which showed that the study did not meet its pre-specified primary endpoint of overall survival (OS) or the secondary endpoint of progression-free survival (PFS). Over the past few months we have been conducting an in-depth analysis in order to better understand the outcome of the GLOBE study and the potential activity of VB-111 in rGBM, especially as those results materially deviate from the results of the Phase 2 study in the same indication. The complete GLOBE data and the Company’s analyses were recently presented in Society for Neuro-Oncology, or SNO annual meeting, in November 2018. Thorough analyses of the baseline risk factors of the Phase 2 and the Phase 3 treatment groups did not reveal any differences which may explain the different trial outcomes. Change in treatment regimen with the lack of priming with VB-111 in the GLOBE trial is the only difference found between the two studies. Preclinical data show that treatment with VB-111 in combination with bevacizumab blocked the anti-tumor the effect of VB-111 compared to VB-111 monotherapy; these data strengthen the hypothesis that priming with VB-111 without bevacizumab may be critical for the immune and vascular-disruptive/anti-angiogenic mechanism of VB-111 in rGBM.

Unlike GLOBE, the OVAL Phase 3 study is evaluating VB-111 in combination with chemotherapy rather than Avastin, without any change from the regimen which demonstrated OS benefit in Phase 2 study for ovarian cancer.

VB-111 was also studied in a Phase 2 trial for recurrent platinum-resistant ovarian cancer and in a Phase 2 study in recurrent, iodine-resistant differentiated thyroid cancer. In a Phase 2 clinical trial for recurrent platinum-resistant ovarian cancer, VB-111 demonstrated high rate, durable, CA-125 response along with significant increase in overall survival compared to low-dose VB-111. In December 2016, we held an end-of-Phase-2 meeting with the FDA, in which we received approval from the FDA to advance VB-111 into a Phase 3 study in platinum-resistant ovarian cancer, which we launched in December 2017. This study, which we refer to as our OVAL study, is conducted in collaboration with the Gynecologic Oncology Group (GOG) Foundation, Inc., a leading organization for research excellence in the field of gynecologic malignancies. Following receipt of results from the GLOBE study, we modified the OVAL study protocol to include an efficacy interim readout, which we expect to occur in the fourth quarter of 2019.

We also have been conducting a program targeting anti-inflammatory diseases, based on the use of our Lecinoxoid platform technology. Lecinoxoids are a novel class of small molecules we developed that are structurally and functionally similar to naturally occurring molecules known to modulate inflammation. The lead product candidate from this program, VB-201, is a Phase 2-ready molecule that demonstrated efficacy in reducing vascular inflammation in a Phase 2 sub-study in psoriatic patients with cardiovascular risk. Based on recent pre-clinical studies, we believe that VB-201 and some second generation molecules such as VB-703 may be applicable for NASH and renal fibrosis.

We are also conducting two parallel research programs exploring the potential of targeting of MOSPD2 (Motile Sperm Domain-containing Protein 2), a protein which we identified as a regulator of cell motility, for anti-inflammatory and immuno-oncology applications. In the MOSPD2 inflammation program, we reported in January 2017 that targeting of MOSPD2 inhibits chemotaxis of monocytes and neutrophils immune cells which are involved in various inflammatory indications. Recently, in October 2018, we presented data showing potential of MOSPD2 as a target for Multiple Sclerosis (MS) at the 34th Congress of the European Committee for Treatment and Research in Multiple Sclerosis (ECTRIMS). In the MOSPD2 oncology program, we presented late-breaking study at the American Association for Cancer Research (AACR) 2018 Annual Meeting in April 2018, demonstrating high and selective MOSPD2 expression by multiple tumor types along with involvement of MOSPD2 in tumor cell invasiveness. A novel bi-specific antibody that was engineered to bridge interaction of T-cells with tumor cells, via binding to the T-cell protein CD3 and the tumor receptor MOSPD2, induced T-cell activation and resulted in the killing of cancer cells in a pre-clinical setting. In a paper published in July 2018, VBL reported data showing that knock-out of MOSPD2 in tumor cells may reduce metastasis by up to 95% in certain settings and that targeting MOSPD2 may be a viable therapeutic strategy to prevent the spreading of breast cancer cells. Overall, we believe that targeting of MOSPD2 may have several therapeutic applications, including in chronic inflammatory conditions such as MS, and for oncology indications through targeting of MOSPD2-expressing tumor cells. We are developing our pipeline candidates from the “VB-600 series” of antibodies towards these applications.

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In October 2017, we announced the opening of our new gene therapy manufacturing plant in Modiin, Israel. The facility is the first commercial-scale gene therapy manufacturing facility in Israel and currently one of the largest gene-therapy designated ones in the world (20,000 sq. ft.). It is capable of manufacturing in large-scale capacity of 1,000 liters and is scalable to 2,000 liters.

In November 2017, we signed an exclusive license agreement with NanoCarrier Co., Ltd. (TSE Mothers:4571) for the development, commercialization and supply of VB-111 in Japan. VBL retains rights to VB-111 in the rest of the world. Under terms of the agreement, VBL has granted NanoCarrier an exclusive license to develop and commercialize VB-111 in Japan for all indications. VBL will supply NanoCarrier with VB-111, and NanoCarrier will be responsible for all regulatory and other clinical activities necessary for commercialization in Japan. In exchange, we received an up-front payment of $15 million, and are entitled to receive greater than $100 million in development and commercial milestone payments if certain development and commercial milestones are achieved. VBL will also receive tiered royalties on net sales in the high-teens.

We commenced operations in 2000, and our operations to date have been limited to organizing and staffing our company, business planning, raising capital, developing our VTS, Lecinoxoids platform technologies and developing our product candidates, including conducting pre-clinical studies and clinical trials of VB-111 and VB-201. To date, we have funded our operations through private sales of preferred shares, a convertible loan, public offerings of ordinary shares and warrants and grants from the Israeli Office of Chief Scientist, or OCS, which has later transformed to the Israeli Innovation Authority, or IIA, under the Israel Encouragement of Research and Development in Industry, or the Research Law. We have no products that have received regulatory approval and accordingly have never generated regular revenue streams. Since our inception and through September 30, 2018, we had raised an aggregate of $248.9 million to fund our operations, of which $113.4 million was from sales of our equity securities, $40.5 from our initial public offering, or IPO, $15.0 million from a November 3, 2015 underwritten offering, approximately $24.0 million from a June 7, 2016 registered direct offering, $17.9 million from a November 16, 2017 underwritten offering, $15.5 million from a June 27, 2018 registered direct offering and $22.6 million from IIA grants.

Since inception, we have incurred significant losses. Our loss for the Period was $16.6 million. For the years ended December 31, 2017 and 2016, our loss was $10.1 million and $16.0 million, respectively. We expect to continue to incur significant expenses and losses for at least the next several years. As of September 30, 2018, we had an accumulated deficit of $184.8 million. Our losses may fluctuate significantly from quarter to quarter and year to year, depending on the timing of our clinical trials, the receipt of payments under any future collaborations we may enter into, and our expenditures on other research and development activities.

As of September 30, 2018, we had cash, cash equivalents and short-term bank deposits of $ 53.7 million. To fund further operations, we will need to raise additional capital. We may seek to raise more capital to pursue additional activities, which may be through a combination of private and public equity offerings, government grants, strategic collaborations and licensing arrangements. Additional financing may not be available when we specifically need it or may not be available on terms that are favorable to us. As of September 30, 2018, we had 37 employees. Our operations are currently located in a single facility in Modiin, Israel.

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Various statements in this release concerning our future expectations constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include words such as “may,” “expects,” “anticipates,” “believes,” and “intends,” and describe opinions about future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Some of these risks are incurred losses; dependence on the success of our lead product candidate, VB-111, its clinical development, regulatory approval and commercialization; the novelty of our technologies, which makes it difficult to predict the time and cost of product candidate development and potential regulatory approval; as well as potential delays in our clinical trials.

These and other factors are more fully discussed in the “Risk Factors” section of the Annual Report on Form 20-F for the year ended December 31, 2017. In addition, any forward-looking statements represent our views only as of the date of this release and should not be relied upon as representing our views as of any subsequent date. We do not assume any obligation to update any forward-looking statements unless required by law.

Financial Overview

Revenue

As of the end of the period, we have generated approximately $14.3 million in revenue from an exclusive license agreement for the development, commercialization, and supply of VB-111 in Japan for all indications for a $15.0 million upfront payment, in addition to a $2.0 million recognized milestone payment. The cost of revenues associated with these payments was approximately $0.5 million mainly to Tel Hashomer for a 2% consideration that was received for granting a license or similar rights to this intellectual property. We do not expect to receive any other revenue from any product candidates that we develop unless and until we obtain regulatory approval and commercialize our products or enter into collaborative agreements with third parties.

Research and Development Expenses

Research and development expenses consist of costs incurred for the development of both of our platform technologies and our product candidates. Those expenses include:

●	employee-related expenses, including salaries and share-based compensation expenses for employees in research and development functions;

●	expenses incurred in operating our laboratories and small-scale manufacturing facility;

●	expenses incurred under agreements with CROs and investigative sites that conduct our clinical trials;

●	expenses relating to outsourced and contracted services, such as external laboratories, consulting and advisory services;

●	supply, development and manufacturing costs relating to clinical trial materials;

●	maintenance of facilities, depreciation and other expenses, which include direct and allocated expenses for rent and insurance; and

●	costs associated with pre-clinical and clinical activities.

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Research expenses are recognized as incurred. An intangible asset arising from the development of our product candidates is recognized if certain capitalization conditions are met. As of September 30, 2018, we did not have any capitalized development costs.

Costs for certain development activities are recognized based on an evaluation of the progress to completion of specific tasks using information and data provided to us by our vendors and clinical sites. Nonrefundable advance payments for goods or services to be received in future periods for use in research and development activities are deferred and capitalized. The capitalized amounts are then expensed as the related goods are delivered and the services are performed.

We have received grants from the IIA as part of the research and development programs for our VTS and Lecinoxoid platform technologies. The requirements and restrictions for such grants are found in the Research Law. These grants are subject to repayment through future royalty payments on any products resulting from these research and development programs, including VB-111 and VB-201. The total gross amount of grants actually received by us from the IIA, including accrued LIBOR interest as of September 30, 2018 totaled $28.0 million. As of September 30, 2018, we have incurred a $510 thousand royalty payment to the IIA derived from an upfront and a milestone payment from an exclusive license agreement of which $427 thousand has been paid to the IIA.

Information on our liabilities and the restrictions that we are subject to under the Research Law in connection with the IIA grants that we have received is detailed in the Annual Report on Form 20-F as of and for the year ended December 31, 2017.

Under applicable accounting rules, the grants from the IIA have been accounted for as an off-set against the related research and development expenses in our financial statements. As a result, our research and development expenses are shown on our financial statements net of the IIA grants.

General and Administrative Expenses

General and administrative expenses consist principally of salaries and related costs for personnel in executive and finance functions such as salaries, benefits and share-based compensation. Other general and administrative expenses include facility costs not otherwise included in research and development expenses, communication expenses, and professional fees for legal services, patent counseling and portfolio maintenance, consulting, auditing and accounting services.

Marketing Expenses

Marketing expenses consists principally of salaries and related cost for personnel in marketing and commercialization functions such as salaries, benefits and share-based compensation, in addition to commercialization consulting services.

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Financial Expenses (Income), Net

Financial income is comprised of interest income generated from interest earned on our cash, cash equivalents and short-term bank deposits and gains and losses due to fluctuations in foreign currency exchange rates, mainly in the appreciation and depreciation of the NIS exchange rate against the U.S. dollar.

Financial expenses primarily consist of gains and losses due to fluctuations in foreign currency exchange rates.

Taxes on Income

We have not generated taxable income since our inception, and had carry forward tax losses as of December 31, 2017 of $144.9 million. We anticipate that we will be able to carry forward these tax losses indefinitely to future tax years. Accordingly, we do not expect to pay taxes in Israel until we have taxable income after the full utilization of our carry forward tax losses.

We recognize deferred tax assets on losses for tax purposes carried forward to subsequent years if utilization of the related tax benefit against a future taxable income is expected. We have not created deferred taxes on our tax loss carry forward since their utilization is not expected in the foreseeable future.

Critical Accounting Policies and Significant Judgments and Estimates

This management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with IFRS. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported expenses incurred during the reporting periods. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

We make estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

Revenue

In 2017, the Company signed a license and supply agreement. In determining the amounts to be recognized as revenue, the Company used its judgement in the following main issues:

Identifying the performance obligations in the agreement and determining whether the license provided is distinct - based on the Company’s analysis, the license is distinct as the licensee is able to benefit from the license on its own at its current stage (inter alia, due to sublicensing rights, rights and responsibility for development in the territory, etc.).

Allocation of the transaction price - the Company estimated the standalone selling prices of the services to be provided based on expected cost plus a margin and used the residual approach to estimate the standalone selling price of the license as the Company has not yet established a price for the license, and it has not previously been sold on a standalone basis.

Variable consideration consists of potential future milestone payments. The Company determined that all such variable consideration shall be allocated to the license (the satisfied performance obligation).

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Share-Based Compensation

We operate a number of equity-settled, share-based compensation plans for employees (as defined in IFRS 2 “Share-Based Payments”), directors and service providers. As part of the plans, we grant employees, directors and service providers, from time to time and at our discretion, options and RSU’s to purchase our ordinary shares. The fair value of the employee and service provider services received in exchange for the grant of the options and RSU’s is recognized as an expense in our statements of comprehensive loss and is carried to additional paid in capital in our statements of financial position. The total amount is recognized as an expense ratably over the vesting period of the options, which is the period during which all vesting conditions are expected to be met.

We estimate the fair value of our options awards to employees and directors using the Black-Scholes option pricing model, which requires the input of highly subjective assumptions, including (a) the expected volatility of our shares, (b) the expected term of the award, (c) the risk-free interest rate, and (d) expected dividends. Due to the lack of a public market for the trading of our shares until October 2014 and a lack of company-specific historical and implied volatility data, we have based our estimate of expected volatility on the historic volatility of a group of similar companies that are publicly traded. For options granted since 2015, the expected volatility was calculated using weighted average and was based on the stock price volatility of the Company since October 1st, 2014 (IPO date) and the remaining years on the stock price volatility of similar companies.

We will continue to apply this process until a sufficient amount of historical information regarding the volatility of our own share price becomes available. We estimate the fair value of our share-based awards to service providers based on the value of services received, which is based on the additional cash compensation that we would need to pay if such options were not granted.

Service conditions and performance vesting conditions are included in assumptions about the number of options and RSU’s that are expected to vest. The total expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied.

We are also required to estimate forfeitures at the time of grant and revise those estimates in subsequent periods if actual forfeitures differ from the estimates. Vesting conditions are included in assumptions about the number of options and RSU’s that are expected to vest. At the end of each reporting period, we revise our estimates of the number of options and RSU’s that are expected to vest based on the nonmarket vesting conditions. We recognize the impact of the revision to original estimates, if any, in profit or loss, with a corresponding adjustment to additional paid in capital.

Clinical trial accruals

Clinical trial expenses are charged to research and development expense as incurred. The Company accrues for expenses resulting from obligations under contracts with clinical research organizations (CROs). The financial terms of these contracts are subject to negotiations, which vary from contract to contract and may result in payment flows that do not match the periods over which materials or services are provided. The Company’s objective is to reflect the appropriate trial expense in the financial statements by matching the appropriate expenses with the period in which services and efforts are expended. As of September 30, 2018, the company had clinical accruals in the amount of approximately $0.4 million.

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Results of Operations

Comparison of nine month periods ended September 30, 2018 and 2017:

	Nine Months Ended
	September 30,		Increase (decrease)
	2018	2017	$	%
	(in thousands)
	(unaudited)
Revenues	$444	$-	$444	100%
Cost of revenues	(188)	-	(188)	100%
Gross profit	256	-	256	100%
Expenses:
Research and development, gross	14,702	14,426	$276	2%
Government grants	(1,910)	(2,320)	410	-18%
Research and development, net	$12,792	$12,106	$686	6%
General and administrative	3,972	4,727	(755)	-16%
Marketing	575	-	575	100%
Operating loss	17,083	16,833	250	1%
Financial income, net	(498)	(387)	(111)	29%
Loss	$16,585	$16,446	$139	1%

Revenues.

On November 3, 2017 the Company entered into an exclusive license agreement with NanoCarrier Co., Ltd. for the development, commercialization, and supply of ofranergene obadenovec (“VB-111”) in Japan for all indications. In exchange, the Company received an up-front and a milestone payment of $17.0 million in aggregate, of which $0.4 million was recognized as of September 2018. This was offset in 2018 by a cost of revenues payment of approximately $188 thousand, comprised mostly of labor costs related to the performance obligations that were delivered during the period.

Research and development expenses, net.

Research and development expenses are shown net of IIA grants. Research and development expenses, net were approximately $12.8 million for the Period, compared to approximately $12.1 million in the Parallel Period, an increase of approximately $0.7 million or 6%. The increase in research and development expenses, gross in the Period was mainly due to increased expenses for materials of $0.9 million for the preparation of large-scale production, in addition to increased facility expenses of $0.9 million, the majority of which are temporary expenses related to the transition period from the old to the new site and depreciation expense of $0.7 due to the operations of our new Modiin facility, an increase of payroll related costs mainly due to an overall increase of share based compensation and other payroll related costs of approximately $0.9 million, offset by a decrease in expenses for subcontractors and consultants of approximately $3.1 million mainly due to the winding down of the VB-111 Globe Study in 2018.

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General and administrative expenses.

General and administrative expenses for the Period were $3.9 million, compared to $4.7 million for the Parallel Period, a decrease of $0.8 million or 16%. This decrease is mainly attributed to payroll related costs for management and directors share-based compensation expense.

Marketing expenses

Marketing expenses for the Period ended September 30, 2018 were $0.6 million, an activity that commenced only in June 2017.

Financial expenses (income), net.

Financial income, net for the Period was approximately ($498) thousand, compared to approximately ($387) thousand for the Parallel Period, an increase of $111 thousand or 29%. The increase was primarily attributable to higher interest received due to more favorable interest rates offset by unfavorable foreign exchange losses.

Liquidity and Capital Resources

Since our inception and through September 30, 2018, we have raised a total of $113.4 million from sales of our equity securities before the initial public offering, $40.5 million gross in the initial public offering itself ($34.9 million net), $15.0 million from a November 3, 2015 underwritten offering, $24.0 million from a June 7, 2016 registered direct offering $17.9 million from a November 16, 2017 underwritten offering, $15.5 million from a June 27, 2018 registered direct offering and $22.6 million from IIA grants. Our primary uses of cash have been to fund working capital requirements and research and development, and we expect these will continue to represent our primary uses of cash.

Funding Requirements

At September 30, 2018, we had cash and cash equivalents and short-term bank deposits totaling $53.7 million and working capital of $50.1 million. We expect that our cash and cash equivalents will enable us to fund our operating expenses and capital expenditure requirements for more than 3 years and is expected to be sufficient to enable us to support our Phase 3 clinical trial for VB-111 for ovarian cancer, and to advance our pipeline, including our VB-600 platform targeting MOSPD2. We are unable to estimate the amounts of increased capital outlays and operating expenses associated with completing the development of VB-111 and our other product candidates. Our future capital requirements will depend on many factors, including:

●	the costs, timing and outcome of regulatory review of VB-111 and any other product candidates we may pursue;

●	the costs of future development activities, including clinical trials, for VB-111 and any other product candidates we may pursue;

●	the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending intellectual property-related claims;

●	the extent to which we acquire or in-license other products and technologies; and

●	our ability to establish any future collaboration arrangements on favorable terms, if at all.

Until such time, if ever, as we can generate substantial product revenue, we expect to finance our cash needs through a combination of equity offerings, debt financings, collaborations, strategic alliances and licensing arrangements. We do not have any committed external source of funds.

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Cash Flows

The following table sets forth the primary sources and uses of cash for each of the periods set forth below:

	Period ended September 30
	2018	2017
	(in thousands)
	(unaudited)
Cash used in operating activities	$(12,683)	$(14,257)
Cash provided by investing activities	786	13,164
Cash provided by financing activities	13,759	995
Net increase (decrease) in cash and cash equivalents	$1,862	$(98)

Operating Activities

Cash used in operating activities for the Period was $12.9 million and consisted primarily of net loss of $16.6 million arising primarily from research and development activities in addition to a net increase in working capital of $0.4 million, partially offset by a net aggregate non-cash charges of $3.8 million.

Cash used in operating activities for the Parallel Period was $14.3 million and consisted primarily of net loss of $16.4 million arising primarily from research and development activities in addition to a net increase in working capital of $0.9 million, and partially offset by net aggregate non-cash charges of $2.8 million.

Investing Activities

Net cash provided by investing activities was $0.8 million for the Period. This was primarily due to the maturation of short-term bank deposits of $48 million, and offset by investing in short-term bank deposits of $45 million and purchasing of property and equipment of $2.2 million.

Net cash used by investing activities in the Parallel Period was $9.8 million. This was primarily due to the maturation of short-term bank deposits

Financing Activities

Net cash provided by and used in financing activities was $13.8 million for the Period was the result of the net receipt of $13.7 million from the issuance of ordinary shares and warrants per the closing of June 27, 2018 securities offering. Net cash provided by for the Parallel Period was $995 thousand.

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Contractual Obligations and Commitments

The following tables summarize our contractual obligations and commitments as of September 30, 2018 that will affect our future liquidity:

		Less than	1-3	4-5	More than
	Total	1 Year	Years	Years	5 Years
	(in thousands)
Licenses	$348	$116	$232	$-	$-
Operating Leases	2,303	535	885	662	221
Total	$2,651	$651	$1,117	$662	$221

Off-Balance Sheet Arrangements

Since our inception, we have not engaged in any off-balance sheet arrangements, as defined in the rules and regulations of the SEC, such as relationships with unconsolidated entities or financial partnerships, which are often referred to as structured finance or special purpose entities, established for the purpose of facilitating financing transactions that are not required to be reflected on our statement of financial positions.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of foreign currency exchange rates. Approximately 37% of our expenses in the first nine months of 2018 were denominated in New Israeli Shekels. Changes of 5% in the US$/NIS exchange rate will increase or decrease the operation expenses by up to 1%.

Foreign Currency Exchange Risk

Fluctuations in exchange rates, especially the NIS against the U.S. dollar, may affect our results, as some of our assets are linked to NIS, as are some of our liabilities. In addition, the fluctuation in the NIS exchange rate against the U.S. dollar may impact our results, as a portion of our operating cost is NIS denominated.

Inflation Risk

We do not believe that inflation had a material effect on our business, financial condition or results of operations in the last two fiscal years. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through hedging transactions. Our inability or failure to do so could harm our business, financial condition and results of operations.

Recently Issued and Adopted Accounting Pronouncements

IFRS 9, Financial Instruments, addresses the classification, measurement and recognition of financial assets and financial liabilities. The complete version of IFRS 9 was issued in July 2014. It replaces the guidance in IAS 39 that relates to the classification and measurement of financial instruments. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: amortized cost, fair value through OCI and fair value through the P&L. There is now a new expected credit losses model that replaces the incurred loss impairment model used in IAS 39. For financial liabilities, there were no changes to classification and measurement except for the recognition of changes in own credit risk in other comprehensive income for liabilities designated at fair value through profit or loss. The standard is effective for accounting periods beginning on or after January 1, 2018. Early adoption is permitted. The Company concluded that IFRS 9 did not have material impact on the financial statements.

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In January 2016, the IASB issued IFRS 16-Leases which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract and replaces the previous leases standard, IAS 17-Leases. IFRS 16 eliminates the classification of leases for the lessee as either operating leases or finance leases as required by IAS 17 and instead introduces a single lessee accounting model whereby a lessee is required to recognize assets and liabilities for all leases with a term that is greater than 12 months, unless the underlying asset is of low value, and to recognize depreciation of leases assets separately from interest on lease liabilities in the statements of comprehensive loss. As IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17, a lessor will continue to classify its leases as operating leases or finance leases and to account for those two types of leases differently. IFRS 16 is effective from January 1, 2019 with early adoption allowed only if IFRS 15-Revenue from Contracts with Customers is also applied. The Company is currently evaluating the impact of adoption on its Financial Statements.

JOBS Act

On April 5, 2012, the JOBS Act was signed into law. The JOBS Act contains provisions that, among other things, reduce certain reporting requirements for an “emerging growth company.” As an “emerging growth company,” we are electing to not take advantage of the extended transition period afforded by the JOBS Act for the implementation of new or revised accounting standards, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to not take advantage of the extended transition period for complying with new or revised accounting standards is irrevocable. In addition, we are in the process of evaluating the benefits of relying on the other exemptions and reduced reporting requirements provided by the JOBS Act.

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